Volaris Reports March 2024 Traffic Results:
87% Load Factor

Mexico City, Mexico, April 3, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its March 2024 preliminary traffic results.

In March 2024, Volaris' ASM capacity decreased by 15.8% year-over-year due to the accelerated Pratt & Whitney engine inspections and the resulting aircraft groundings. However, load factor increased by 1.3 pp YoY to 86.8%, as RPMs decreased by less than capacity. Mexican domestic RPMs decreased by 24.2%, while international RPMs increased by 7.1%. Volaris transported 2.3 million passengers during the month.

Enrique Beltranena, Volaris’ President and CEO, said: “In March, we decreased ASMs in the Mexican domestic market while reallocating capacity to the international market in preparation for the peak summer season. Throughout the quarter, we achieved a robust load factor, with a well-balanced market mix aimed at maximizing profitability.”

	Mar 2024	Mar 2023	Variance	YTD Mar 2024	YTD Mar 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,452	1,916	-24.2%	4,329	5,546	-21.9%
International	922	861	7.1%	2,817	2,521	11.8%
Total	2,374	2,777	-14.5%	7,146	8,067	-11.4%
ASMs (million, scheduled & charter)
Domestic	1,576	2,230	-29.3%	4,768	6,537	-27.1%
International	1,160	1,019	13.8%	3,449	2,951	16.9%
Total	2,736	3,249	-15.8%	8,217	9,488	-13.4%
Load Factor (%, scheduled, RPMs/ASMs)
Domestic	92.1%	85.9%	6.2 pp	90.8%	84.8%	5.9 pp
International	79.5%	84.5%	(5.0) pp	81.7%	85.4%	(3.7) pp
Total	86.8%	85.5%	1.3 pp	87.0%	85.0%	2.0 pp
Passengers (thousand, scheduled & charter)
Domestic	1,674	2,233	-25.0%	4,985	6,440	-22.6%
International	636	589	8.0%	1,939	1,746	11.0%
Total	2,310	2,822	-18.1%	6,924	8,186	-15.4%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 211 and its fleet from 4 to 134 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.